Exhibit 99(a)

ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY LLC
A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED LOSS
(Unaudited)

Twelve Months Ended March 31, 2016
(millions of dollars)
Operating revenues	$5,147
Fuel, purchased power costs and delivery fees	(2,633)
Net gain from commodity hedging and trading activities	295
Operating costs	(860)
Depreciation and amortization	(776)
Selling, general and administrative expenses	(675)
Impairment of goodwill	(1,500)
Impairment of long-lived assets	(1,865)
Other income	15
Other deductions	(54)
Interest expense and related charges	(1,312)
Reorganization items	50
Loss before income taxes	(4,168)
Income tax benefit	561
Net loss	$(3,607)